Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following summary of the capital stock of Innerworkings, Inc. does not purport to be complete and is qualified in its entirety by reference to our second amended and restated certificate of incorporation (as amended, our “charter”), our second amended and restated bylaws (our “bylaws”, and together with our charter, our “organizational documents”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to “we”, “us,” “our” and “Innerworkings” in this section refer solely to Innerworkings, Inc. and not to our subsidiaries.
General
Under our charter, our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. As of March 13, 2020, there were 52,142,896 shares of Innerworkings common stock outstanding and no shares of Innerworkings preferred stock outstanding. All outstanding shares of Innerworkings common stock are duly authorized, validly issued, fully paid and non-assessable.
Our common stock is listed on the Nadsaq Global Market under the symbol “INWK.”
Common Stock
Voting Rights. All shares of our common stock have identical rights and privileges. Holders of common stock are entitled to one vote for each share held on all matters subject to a vote of stockholders, subject to the rights of holders of any outstanding preferred stock. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock.
Dividend Rights. Holders of common stock will be entitled to receive ratably any dividends that the board of directors may declare out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.
Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock.
Other. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
We are authorized to issue 5,000,000 shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the board of directors. Our board of directors, without further approval of the stockholders, will be authorized to fix the number of shares constituting any series, as well as the dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of that series of preferred stock.
You should refer to the certificate of designations establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the Securities and Exchange Commission in connection with any offering of preferred stock.
Each prospectus relating to a series of preferred stock may describe material U.S. federal income tax considerations applicable to the purchase, holding and disposition of such series of preferred stock.
Provisions of the Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect
Certain provisions in the charter and the bylaws, as well as Delaware General Corporation Law (the “DGCL”), may have the effect of discouraging transactions that involve an actual or threatened change in control of Innerworkings. In addition, provisions of the charter, the bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Special Meetings of Stockholders. The chairman of the board, the chief executive officer or the secretary pursuant to a resolution adopted by a majority of directors then in office may call a special meeting of stockholders at any time and for any purpose, but no stockholder or other person may call any such special meeting.
No Written Consent of Stockholders. Any action taken by our stockholders must be effected at a duly held meeting of stockholders and may not be effected by the written consent of such stockholders.
Blank Check Preferred Stock. The charter contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. Such provisions could have the effect of discouraging others from making tender offers or takeover attempts.
Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to us in advance of such meeting.
Business Combinations. We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation’s board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving the corporation and the interested stockholder and the sale of more than 10% of the corporation’s assets. In general, an interested stockholder is an entity or person beneficially owning 15% or more of the corporation’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Forum Selection
Our bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery or, if the Court of Chancery lacks jurisdiction, the federal district court for the District of Delaware unless said court lacks subject matter jurisdiction in which case, the Superior Court of the State of Delaware) shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of Innerworkings, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Innerworkings to Innerworkings or Innerworkings’ stockholders, (c) any action asserting a claim arising under any provision of the DGCL, the charter or the bylaws or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties.
Elimination of Liability in Certain Circumstances
Our charter eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our charter does not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision) of the DGCL.
The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. The charter and bylaws also provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the DGCL as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is The Bank of New York.